Exhibit 99.1

Yandex N.V. provides strategic update on potential changes to the group’s corporate structure

Amsterdam, November 25, 2022. Yandex N.V., the Dutch parent company of the Yandex group, announced today that its Board of Directors has commenced a strategic process to review options to restructure the group’s ownership and governance in light of the current geopolitical environment, with a view to ensuring the sustainable development and success of the group’s diverse portfolio of businesses over the longer term.

A special committee of the Board has been charged with exploring a variety of potential scenarios and steps, including:

●	Development of the international divisions of certain services (including self-driving technologies, cloud computing, data labeling, and ed-tech) independently from Russia.
●	Divesting Yandex N.V.’s ownership and control of all other businesses in the Yandex Group (including search and advertising, mobility, e-commerce, food-delivery, delivery, entertainment services and others in Russia and international markets), including transferring certain elements of governance to management.

The Board anticipates that Yandex N.V. will in due course be renamed, with the business to be divested retaining exclusive rights for the use of the Yandex brand.

This process is at a preliminary stage. There can be no assurance that the Board will be successful in identifying and implementing paths to executing these steps, including identifying buyers for stakes in the business to be divested. These steps will be subject to continued analysis and, ultimately, shareholder approval. We will update the market as and when we have further information in this regard.

John Boynton, Chairman of Yandex Board of Directors, commented: “These are exceptionally challenging times.  Please be assured that as we analyze different strategic options, we will do everything possible to protect value for our public shareholders and preserve opportunities for the 20,000 employees who have made Yandex one of Europe’s most successful technology companies.”

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com